UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No      X

BBVA 3Q25 Earnings October 30, 2025

3Q25 EARNINGS Disclaimer This document is only provided for information purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations, goals, outlook or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding outlook, future growth rates, goals and future targets, including those relating to outlook, financial goals and targets and capital generation and capital distribution. The information contained in this document reflects our current expectations, goals, outlook and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results and actions, and actual results and actions may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. See also the Risk Factors included in BBVA’s Audit Report in Form 20-F for additional results which could affect our ability to achieve our goals, outlook and targets. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, goals, outlook, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions. p. 2

3Q25 EARNINGS Excellent Value Creation and Profitability TBV + DIVIDENDS  (€ / SHARE1) +17.0% +4.5% 9.8410.28 8.790.732 0.412 9.439.55 Sep-24Jun-25Sep-25 TBV / shareDividends / share PROFITABILITY METRICS (%) ROTE 20.1 19.7 19.7 ROE 19.2 18.9 18.8 9M24 2024 9M25 p. 3 (1) Total number of shares considered: 5,752m as of September 24, 5,755m as of June 25 and 5,755m as of September 25. (2) Gross dividend per share paid in April 2025 of 0.41 € and 0.32 € to be paid in November 25. P. 3

3Q25 EARNINGS Solid Profit and Capital Generation in the Context of Lower Rate Environment NET ATTRIBUTABLE PROFIT (CURRENT €M)  -3.7% -8.0% 2,6272,7492,531 3Q24 2Q253Q25 EPS (€)1 0.440.460.42 CET1 RATIO (%) +8bps 13.42% 13.34% Target Range 11.5%-12.0% SREP Requirement 9.13% Jun-25 Sep-25 Note: 2Q25 and 3Q25 include Spanish banking tax quarterly accrual of -65 €M and -75 €M respectively. (1) EPS calculated according to IAS33. p. 4

3Q25 EARNINGS Outstanding Profitable Growth NET ATTRIBUTABLE PROFIT (CURRENT €M) +4.7% 7,978 7,622 5,961 4,842 9M22 9M23 9M24 9M25 PROFITABILITY (ROTE, %) % 19.7% 19.7 17.0% 14.7% 14.3% European 12.9% Peers 1 12.7% 9.9% 6M25 9M25 2022 2023 2024 2025 Note: 9M24 includes annual Spanish banking tax of -285 €M. 9M25 includes Spanish banking tax accrual of -224 €M. (1) European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG, UBS. UBS excluded in 2023 & 2024. p. 5

3Q25 EARNINGS

BBVA

3Q25 Key Messages

1	Strong activity drives **Net Interest Income growth**	NET INTEREST INCOME: **+18.3%** vs. 3Q24 (CONSTANT)	TOTAL LOAN GROWTH[1]: **+16.0%** vs. Sep 2024 (CONSTANT)
2	**Excellent fee income** evolution	NET FEES AND COMMISSIONS: **+15.3%** vs. 3Q24 (CONSTANT)	
3	**Positive jaws** and leading efficiency ratio	EFFICIENCY RATIO: **38.2%** 9M25	
4	**Sound asset quality metrics,** better than expectations	COST OF RISK: **1.35%** 9M25	
5	**Solid capital position**, with positive quarterly evolution	CET1 RATIO: **13.42%** vs. 11.5%-12% TARGET RANGE	
6	**Continued growth** of the underlying business franchises	NEW CUSTOMERS: **8.7 million** in 9M25	SUSTAINABLE BUSINESS: **€97 billion** in 9M25

(1) Performing loans under management excluding repos.

p. 6

3Q25 EARNINGS

BBVA

3Q25 Profit & Loss

BBVA GROUP (€M)	3Q25	Change 3Q25/3Q24 % const.	Change 3Q25/3Q24 %	Change 3Q25/2Q25 % const.	Change 3Q25/2Q25 %
Net Interest Income	6,640	18.3	13.2	7.1	6.9
Net Fees and Commissions	2,060	15.3	7.8	5.8	5.6
Net Trading Income	531	-46.1	-49.2	8.6	9.7
Other Income & Expenses	-128	5.4	19.7	n.s.	n.s.
Gross Income	**9,102**	**10.0**	**4.4**	**4.4**	**4.5**
Operating Expenses	-3,574	13.3	7.3	11.0	10.8
Operating Income	**5,528**	**7.9**	**2.6**	**0.5**	**0.8**
Impairment on Financial Assets	-1,567	17.0	8.8	12.6	13.8
Provisions and Other Gains and Losses	-94	19.4	18.0	n.s.	n.s.
Income Before Tax	**3,868**	**4.5**	**0.0**	**-5.1**	**-5.1**
Income Tax	-1,206	10.8	6.2	3.9	3.9
Non-controlling Interest	-132	34.4	25.9	-15.6	-21.0
Net Attributable Profit	**2,531**	**0.4**	**-3.7**	**-8.2**	**-8.0**

Note: 2Q25 and 3Q25 include Spanish banking tax quarterly accrual of -65 €M and -75 €M.

p. 7

3Q25 EARNINGS 9M25 Profit & Loss   Change 9M25/9M24 % BBVA GROUP (€M)9M25const.% Net Interest Income19,24612.62.0 Net Fees and Commissions6,07116.65.5 Net Trading Income1,962-25.6-33.0 Other Income & Expenses-143-91.0-89.7 Gross Income27,13616.23.7 Operating Expenses-10,36011.01.7 Operating Income16,77619.75.0 Impairment on Financial Assets-4,32812.01.1 Provisions and Other Gains and Losses-155n.s.n.s. Income Before Tax12,29221.65.5 Income Tax-3,83219.24.7 Non-controlling Interest-483102.232.1 Net Attributable Profit7,97819.84.7 Note: 9M24 includes annual Spanish banking tax of -285 €M. 9M25 includes Spanish banking tax accrual of -224 €M. p. 8

3Q25 EARNINGS Remarkable Growth Trend in Revenues NET INTEREST INCOME (CONSTANT €M) +18.3%  +7.1% 5,747 6,050 6,102 6,347 6,797 3Q24 4Q24 1Q25 2Q25 3Q25 NII growth driven by strong activity and effective rates lock-in strategies NET TRADING INCOME (CONSTANT €M)  -46.1% +8.6% 1,030 877 894 512 556 3Q24 4Q24 1Q25 2Q25 3Q25 Positive quarterly evolution. Annual decrease explained by strong gains from P&L hedges linked to the Mexican Peso depreciation in 3Q24 NET FEES AND COMMISSIONS (CONSTANT €M) +15.3% +5.8%Positive fee income trend levered on payments and asset management 1,844 2,008 1,935 2,010 2,126 3Q24 4Q24 1Q25 2Q25 3Q25 GROSS INCOME (CONSTANT €M) +10.0% +4.4%Solid gross income growth mainly due to positive core revenues evolution 3Q24 4Q24 1Q25 2Q25 3Q25 8,506 8,553 8,813 8,966 9,357 p. 9

3Q25 EARNINGS Loan Growth Strength Continues as Guided, Driving Core Revenues Increase TOTAL LOAN GROWTH (YOY, CONSTANT €) BBVA Group 14.3% 16.0% 9.9% TOTAL LOAN GROWTH CORE REVENUES (YOY, CONSTANT €)(CONSTANT €M) +3.6% 2025 Guidance: above mid single+1.4% digit growth +7.8% +1.5% Sep-24Sep-253Q242Q253Q25 +6.9% 2025 Guidance:+3.2% around 10% growth +12.3%+9.8% Sep-24Sep-253Q242Q253Q25 p. 10

3Q25 EARNINGS

BBVA

Interest Rates are Around their Terminal Level
Leading to Relative Spread Stability Going Forward

INTEREST RATES AND CUSTOMER SPREAD EVOLUTION
(%)


OFFICIAL INTEREST RATES
(%)
BBVA CUSTOMER SPREADS
(%)
Spain
4.0
Expected Terminal Rate c.2%
2.0
ECB Deposit facility rate
Euribor 12M
Euribor 3M
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
3.42
2.88
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
Mexico
11.25
Expected Terminal Rate c.6.5%
7.50
Banxico Policy rate
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
11.67
11.05
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25

Note: Terminal interest rates expectations by BBVA Research

p. 11

3Q25 EARNINGS Positive Jaws and Leading Efficiency Ratio POSITIVE JAWS (9M25 YOY, CONSTANT €) FOOTPRINT INFLATION1 11.4% +16.2% 12M AVERAGE +11.0% Gross Operating Income Expenses EFFICIENCY RATIO (COST-TO-INCOME, % CONSTANT €) -178bps 40.0 38.2 9M24 9M25 (1) Weighted by operating expenses and excluding Venezuela. p. 12

3Q25 EARNINGS Sound Asset Quality Metrics, Better than Expectations FINANCIAL ASSETS IMPAIRMENTS (CONSTANT €M) 1,601 1,368 1,391 1,421 1,306 3Q24 4Q24 1Q25 2Q25 3Q25 COST OF RISK (%, YTD) 1.42% 1.43% 1.35 1.30% 1.32% % Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 NPL (CURRENT €BN) 15.3 14.8 14.3 14.6 14.3 Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 NPL & COVERAGE RATIOS (%) 82% 81% 84% 75% 80% COVERAGE 3.3% 3.0% 2.9% 2.9% 2.8% NPL Sep-24 Dec-24 Mar-25 Jun-25 Sep-25 p. 13

[Graphic Appears Here] CET1 RATIO (%, BPS) +8bps ADDITIONAL POSITIVE REGULATORY IMPACTS c.+40-50bps +65 bps -35 bps in 4Q25% -37 bps 13.42% 13.34 +15 bps Target Range 11.5%-12.0% SREP Requirement 9.13% Jun-25 Results Dividend RWAs Others1 Sep-25 accrual & AT1 (constant €) coupons Starting tomorrow a share buyback of c.1 billion € Record interim dividend (Payable on Nov. 7th) € / sh. cts. 32 Pending approval2 of a significant new SBB program (1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. (2) Pending approval from the governing bodies and subject to regulatory approval. p. 14

3Q25 EARNINGS Record Customer Acquisition Driven by Digital NEW CUSTOMERS1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) 8.6 8.5 8.7 8.3 6.5 Digital TOTAL 5.3 66% Digital 33% Active Clients2 57.4 M 80.1 M (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes. (2) Total active clients as of end of September 20 and September 25. p. 15

3Q25 EARNINGS

BBVA

Sustainability as a Business Opportunity
and a Growth Driver

SUSTAINABLE FINANCE BY CUSTOMER SEGMENT (€ BN)


97
66
11.1
36.2
49.7
5.5
23.7
36.5
9M24
9M25
YoY
+48%
Retail
+102%
Enterprises
+52%
CIB
+36%

SUSTAINABLE BUSINESS
(CHANNELING, € BILLION)

Sustainable business target 2025-29

€700Bn

Note: Sustainable business channeling is considered to be any channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards and best practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information. Figures exclude BBVA Asset Management and Fundación Microfinanzas BBVA activity.

p. 16

3Q25 EARNINGS

BBVA

Group Financial KPIs Goals Evolution

Aligned with plan

ROTE (%, CURRENT €)

GOAL
c.22%
Avg. 2025-2028

9M25
19.7%

TBV + DIV PER SH (%, CURRENT €)

GOAL
Mid-teens
CAGR 2024-2028

9M25
15.4%
CAGR 2024-9M25

C/I RATIO (%, CURRENT €)


40.0%
38.2%
9M25
GOAL
c.35%
2024
2025
2026
2027
2028

NET ATTRIBUTABLE PROFIT (CURRENT €Bn)



GOAL
c.€48 Bn
Cumulative 2025-2028

9M25
€8 Bn

p. 17

Business Areas SPAIN MEXICO TURKEY SOUTH AMERICA REST OF BUSINESS

3Q25 EARNINGS BUSINESS AREAS

BBVA

Spain

PROFIT & LOSS (€M)

	3Q25	Δ (%) vs. 3Q24	Δ (%) vs. 2Q25	9M25	Δ (%) vs. 9M24
Net Interest Income	1,675	4.0	3.2	4,905	2.3
Net Fees and Commissions	566	2.2	-3.5	1,743	4.2
Net Trading Income	136	-40.0	-11.2	536	-11.2
Other Income & Expenses	79	-3.3	-33.9	289	n.s.
Gross Income	**2,457**	**-0.6**	**-1.1**	**7,473**	**5.8**
Operating Expenses	-850	3.1	12.8	-2,420	-1.6
Operating Income	**1,607**	**-2.5**	**-7.1**	**5,053**	**9.7**
Impairment on Financial Assets	-176	2.2	8.2	-478	-5.7
Provisions and Other Gains and Losses	-13	-65.4	-11.0	-53	-40.6
Income Before Tax	**1,417**	**-1.5**	**-8.7**	**4,522**	**12.7**
Income Tax	-422	15.5	-2.0	-1,381	18.3
Net Attributable Profit	**994**	**-7.2**	**-11.2**	**3,139**	**10.5**

ACTIVITY (€BN, SEP-25)


LENDING[1]
YoY
186.4
+7.8%
Mortgages
67.7
+1.5%
Consumer + Credit Cards
19.7
+9.3%
Very small businesses
15.4
-0.1%
Mid-size companies
26.5
+10.8%
Corporate + CIB
29.8
+17.6%
Public sector
16.5
+20.3%
Others
10.7
+10.6%
CUST.FUNDS[1]
YoY
345.9
+6.7%
Demand Deposits
194.5
+2.7%
Time Deposits
35.4
+22.1%
Off-BS Funds
116.0
+9.5%

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS


CUSTOMER SPREAD (%)
Yield on loans
4.25
3.66
3.45
Customer spread
3.39
3.05
2.88
Cost of deposits
0.86
0.60
0.57
3Q24
2Q25
3Q25
ASSET QUALITY RATIOS (%)
Coverage
56
61
65
NPL Ratio
3.92
3.49
3.13
CoR (YtD)
0.38
0.32
0.34
3Q24
2Q25
3Q25

COST TO INCOME (%) (YtD)
32.4

RoRWA (%) (YtD)
3.45

- **Loan growth accelerated** (+7.8% YoY), supported by **strong new loan origination** (+13% 9M25 YoY).
- **NII continues to increase** (+3.2% QoQ), driven by robust activity growth, disciplined pricing, and a higher ALCO contribution.
- **Solid fees performance** despite summer seasonality.
- Operating **expenses remained well contained** (+1.3% QoQ, excl. 2Q one-off related with VAT payment).
- Sound risk metrics. **CoR at 34 bps, in line with expectations.**

p. 19

3Q25 EARNINGS BUSINESS AREAS PROFIT & LOSS  Ä Constant (%)Ä CurrentÄ Constant (%)(%) (CONSTANT €M) 3Q25vs. 3Q24vs. 2Q259M25vs. 9M24vs. 9M24 Net Interest Income2,8787.23.38,393-4.28.3 Net Fees and Commissions5855.32.61,730-6.36.0 Net Trading Income170-14.6-7.1570-5.96.3 Other Income & Expenses137-4.4-14.34300.914.0 Gross Income3,7705.21.911,124-4.48.0 Operating Expenses-1,1419.71.9-3,389-2.710.0 Operating Income2,6303.41.97,735-5.27.2 Impairment on Financial Assets-7923.3-1.2-2,279-3.39.4 Provisions and Other Gains and Losses-3575.862.6-6978.9102.2 Income Before Tax1,8032.62.65,387-6.65.6 Income Tax-5077.03.2-1,511-3.88.7 Net Attributable Profit1,2961.02.43,875-7.64.5 KEY RATIOS CUSTOMER SPREAD (%)ASSET QUALITY RATIOS (%) COST TO Yield onINCOME loans(%) (YtD) Coverage30.5 Customer spreadNPL RatioRoRWA (%) (YtD, CONSTANT) deposits Cost ofCoR5.73 (YtD) 3Q242Q253Q253Q242Q253Q25 ACTIVITY (SEP-25; CONSTANT €BN) LENDING1 CUST.FUNDS1 YoY YoY +9.8% +13.7% +8.1% Mortgages Demand % +8.8 Deposits Consumer +14.6% Credit Cards +13.9% % +16.5 Time SMEs +16.9% Deposits Other Commercial % +7.8% +18.9 Off-BS Funds Public sector +1.9% (1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP. Sound loan growth (+9.8% YoY, +11% excl. FX impact) driven by retail segments (+13.8% YoY). Strong core revenue growth (+3.3% QoQ), supported by higher NII amid sound lending momentum and solid fee performance across all segments. Outstanding efficiency ratio at 30.5% 9M25. Solid underlying asset quality trends. CoR stands at 327 bps, ahead of expectations. p. 20

3Q25 EARNINGS BUSINESS AREAS Turkey PROFIT & LOSS  Ä Current (%)Ä Current (%) (CURRENT €M)3Q25vs. 3Q24vs. 2Q259M25vs. 9M24 Net Interest Income831159.437.22,137131.0 Net Fees and Commissions5449.07.11,60214.1 Net Trading Income119-49.521.4340-59.4 Other Income & Expenses-12616.481.9-303-7.6 Of which: Net Monetary Position (NMP) loss-251-11.669.5-747-36.6 CPI linkers revenues165-22.251.6584-36.1 Gross Income136744.619.83,77633.1 Operating Expenses-57121.213.6-1,65119.6 Operating Income79667.724.62,12545.8 Impairment on Financial Assets-26043.650.2-667100.6 Provisions and Other Gains and Losses-23-246.6-279.9-13-113.1 Income Before Tax51365.77.11,44518.1 Income Tax-23210.230.6-674-4.9 Non-controlling Interest-45164.1-5.7-12350.7 Net Attributable Profit (reported)236187.7-6.964849.6 KEY RATIOS CUSTOMER SPREAD (%)ASSET QUALITY RATIOS (%) COST TO CoverageINCOME FC(%) (YtD) 43.7 NPL Ratio RoRWA (%) (YtD, CURRENT) TLCoR1.49 (YtD) 3Q242Q253Q253Q242Q253Q25 ACTIVITY (SEP-25; CONSTANT €BN; BANK ONLY) LENDING2CUST.FUNDS2 YoY1 YoY1 +21.4% FC Time+97.6% FC+16.4% +45.3%FC Demand+13.8% TL Commercial+28.0%+34.8% TL Time +33.7% TL Retail+55.0% TL Demand+39.6% (1) FC (foreign currency) evolution excluding FX impact. (2) Performing loans and deposits under management, excluding repos, according to local GAAP. TL Loan growth (+10.7% QoQ), primarily driven by retail segments. FC loan growth slowed during the quarter (2.9% QoQ). Strong NII increase in 3Q25, supported by continued activity growth. Robust fee growth, led by payments systems and asset management fees. Impairments increased, reflecting still-elevated provisioning needs in retail and lower wholesale releases. CoR at 176 bps, within guidance. Note: Inflation rate 7.5% in 3Q25 (vs 6.0% 2Q25). Annual inflation down to 33.3% YoY in 3Q25 p. 21 (vs 35.05% 2Q25).

3Q25 EARNINGS BUSINESS AREAS South America NET ATTRIBUTABLE PROFIT  (CURRENT €M) Ä Current (%)Ä Current (%) 3Q25vs. 3Q24vs. 2Q259M25vs. 9M24 Colombia4840.520.612233.6 Peru7112.3-2.122731.0 Argentina13-63.5-68.3104-25.0 Other ¹3232.6-37.613392.4 South America1645.8-19.358524.1 (1) Other includes BBVA Forum (Chile), Venezuela and Uruguay. KEY RATIOS CUSTOMER SPREAD (%)COST OF RISK (YTD, %) COST TO INCOME COL(%) (YtD) 43.9 PER RoRWA (%) (YtD, CURRENT) ARG2.27 3Q242Q253Q252Q253Q243Q25 ACTIVITY (SEP-25; CONSTANT €BN) LENDING1CUST.FUNDS1 YoYYoY +15.7% +15.6% Colombia+3.3% Colombia+5.7% Peru+8.5% Peru+4.6% Argentina+126.3%Argentina+79.0% Other+10.1%Other+3.0% (1) Performing loans and Cust.Funds under management, excluding repos. COL    Strong Net Profit growth, supported by robust revenue growth: NII growing on higher activity and better customer spread, and increased fees. Risk metrics continued to improve. PER Solid Net Profit in 3Q, supported by NII increase, driven by retail-oriented activity growth, and strong fee performance. Impairments increased due to risk models parameters update. Solid underlying asset quality trends. ARG Net Profit affected by rates volatility and FX depreciation in the quarter. p. 22 Note: Inflation rate ARG: 6.0% in 3Q25 vs 6% in 2Q25 and 22% in 9M25 (vs 102% 9M24).

3Q25 EARNINGS BUSINESS AREAS Rest of business PROFIT & LOSSÄ (%)Ä (%) (CONSTANT €M)3Q25vs. 3Q24vs. 2Q259M25 vs. 9M24 Net Interest Income22117.416.759615.7 Net Fees and Commissions15248.06.242853.9 Net Trading Income9311.024.72698.8 Other Income & Expenses2n.s.277.94241.1 Gross Income46825.114.91,29624.5 Operating Expenses-22729.512.4-62426.9 Operating Income24121.217.367222.4 Impairment on Financial Assets-10-213.5-43.8-4727.7 Provisions and Other Gains and Losses-9n.s.75.0-11n.s. Income Before Tax2226.821.761520.5 Income Tax-4412.3-2.5-13422.0 Net Attributable Profit1785.629.648120.0 Rest of business includes mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany). KEY RATIOS ASSET QUALITY RATIOS (%) Coverage COST TORoRWA (%) INCOME (%)(YtD, CONSTANT) NPL(YtD) Ratio48.11.70 CoR (YtD) 3Q242Q253Q25 ACTIVITY (SEP-25; CONSTANT €BN) LENDING1CUST.FUNDS1 YoY +34.4% YoY CIB US+49.9% +46.2% CIB+36.7% CIB+26.5% Europe/UK +25.1%Digital Banksn.a. CIB Asia Othern.a.Other+15.3% (1) Performing loans and Cust.Funds under management, excluding repos. (1) Performing loans and Cust.Funds under management, excluding repos. Solid activity dynamics across the board, driven by both Investment Banking and Transactional Banking. Robust revenues growth, underpinned by strong business activity. Higher NII, supported by larger volumes and price management. Outstanding fee performance, thanks to a stronger contribution from Investment Banking fees. Strong asset quality metrics, with CoR at 10 bps 9M25. p. 23

3Q25 EARNINGS  Takeaways Outstanding shareholder value creation and profitability metrics Strong core revenues evolution on the back of activity growth, fully absorbing the declining rates in larger markets Continued CET1 capital creation with positive tailwinds for 4Q25 Another solid quarter in profit andp. 24 capital generation Industry leading efficiency levels with clear focus on costs Continued growth of the underlying franchise with record new customer additions and sustainability volumes

Annex 1 P&L Accounts by Business Area 2 Customer Spread by Country 3 Stages Breakdown by Business Area 4 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs 5 CET1 Sensitivity to Market Impacts RWAs by Business Area Book Value of the Main Subsidiaries MREL Digital Metrics

1 P&L Accounts by Business Area Corporate Center Turkey Argentina Colombia Peru (hyperinflation adjustment) (hyperinflation adjustment)

3Q25 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Corporate Center   Ä (%)Ä (%) PROFIT & LOSS (€M)3Q25vs. 3Q24vs. 2Q259M25vs. 9M24 Net Interest Income-124-16.123.1-3230.5 Net Fees and Commissions-2519.2-31.0-8744.4 Net Trading Income-101n.s.-31.0-186n.s. Other Income & Expenses1-89.8-99.162n.s. Gross Income-249n.s.8.8-53475.4 Operating Expenses-2237.6104.4-521-7.4 Operating Income-47299.139.6-1,05521.6 Impairment on Financial Assets1-31.4n.s.-1n.s. Provisions and Other Gains and Losses4119.9-73.825-49.9 Income Before Tax-46699.644.9-1,03126.3 Income Tax 124175.22.7285220.6 Non-controlling Interest47.6n.s.-5n.s. Net Attributable Profit-33983.066.5-7503.4 p. 27

3Q25 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Turkey—Hyperinflation Adjustment  9M25 Hyperinflation9M25 PROFIT & LOSS (€M)(reported) (1)adjustment (2)Ex.Hyperinflation Net Interest Income2,137-592,196 Net Fees and Commissions1,602-391,641 Net Trading Income34085255 Other Income & Expenses-303-1,018715 Gross Income3,776-1,0314,807 Operating Expenses-1,651-35-1,616 Operating Income2,125-1,0663,191 Impairment on Financial Assets-66713-680 Provisions and Other Gains and Losses-13-163 Income Before Tax1,445-1,0682,513 Income Tax-67463-737 Non-controlling Interest-123142-265 Net Attributable Profit648-8631,511 (1) 9M25 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average. p. 28

3Q25 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Argentina—Hyperinflation Adjustment  9M25 Hyperinflation9M25 PROFIT & LOSS (€M)(reported) (1)adjustment (2)Ex.Hyperinflation Net Interest Income1,163-1101,273 Net Fees and Commissions236-24260 Net Trading Income1786172 Other Income & Expenses-467-259-208 Gross Income1,109-3881,497 Operating Expenses-60625-631 Operating Income503-363866 Impairment on Financial Assets-24623-269 Provisions and Other Gains and Losses-100-10 Income Before Tax248-339587 Income Tax-89108-197 Non-controlling Interest-5578-133 Net Attributable Profit104-153257 (1) 9M25 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average. p. 29

3Q25 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Colombia   Ä (%)Ä (%) PROFIT & LOSS (€M CONSTANT)3Q25vs. 3Q24vs. 2Q259M25vs. 9M24 Net Interest Income25410.83.77245.1 Net Fees and Commissions3221.122.883-0.6 Net Trading Income25-28.469.566-17.2 Other Income & Expenses -14n.s.283.5-24278.3 Gross Income2982.55.38500.3 Operating Expenses-13510.06.9-3840.4 Operating Income163-3.03.94660.3 Impairment on Financial Assets-81-32.3-17.3-282-19.2 Provisions and Other Gains and Losses-6248.3n.s.-8141.7 Income Before Tax7761.932.317656.9 Income Tax-2795.765.3-5294.0 Non-controlling Interest-1239.960.8-2n.s. Net Attributable Profit4946.619.012242.6 30

3Q25 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Peru   Ä (%)Ä (%) PROFIT & LOSS (€M CONSTANT)3Q25vs. 3Q24vs. 2Q259M25vs. 9M24 Net Interest Income3789.15.11,0933.5 Net Fees and Commissions9429.527.02476.2 Net Trading Income5613.41.5160-2.3 Other Income & Expenses-1649.3177.8-304.2 Gross Income51111.86.01,4713.3 Operating Expenses-19012.25.8-5538.8 Operating Income32111.66.19180.2 Impairment on Financial Assets-11228.338.9-258-37.0 Provisions and Other Gains and Losses-13-56.647.4-7-67.5 Income Before Tax19614.7-8.065334.7 Income Tax-4628.1-23.1-17657.0 Non-controlling Interest-799.6-1.4-25025.9 Net Attributable Profit7212.9-2.822730.4 p. 31

2 Customer Spread by Country

3Q25 EARNINGS ANNEX - CUSTOMER SPREAD BY COUNTRY

BBVA

Customer Spreads: Quarterly Evolution

AVERAGE	3Q24	4Q24	1Q25	2Q25	3Q25
Spain	**3.39%**	**3.30%**	**3.19%**	**3.05%**	**2.88%**
Yield on Loans	4.25%	4.13%	3.85%	3.66%	3.45%
Cost of Deposits	-0.86%	-0.83%	-0.66%	-0.60%	-0.57%
Mexico MXN	**12.48%**	**12.33%**	**12.00%**	**11.96%**	**11.98%**
Yield on Loans	15.50%	15.23%	14.99%	14.71%	14.42%
Cost of Deposits	-3.02%	-2.90%	-2.99%	-2.75%	-2.45%
Mexico FC[1]	**6.12%**	**5.88%**	**5.44%**	**5.25%**	**5.24%**
Yield on Loans	7.22%	6.93%	6.23%	6.14%	6.21%
Cost of Deposits	-1.10%	-1.04%	-0.79%	-0.90%	-0.97%
Turkey TL	**-0.33%**	**0.55%**	**1.46%**	**1.04%**	**1.00%**
Yield on Loans	38.47%	38.20%	37.76%	37.56%	36.53%
Cost of Deposits	-38.80%	-37.64%	-36.30%	-36.53%	-35.53%
Turkey FC[1]	**8.84%**	**8.29%**	**7.85%**	**7.90%**	**7.99%**
Yield on Loans	9.00%	8.44%	8.13%	8.31%	8.33%
Cost of Deposits	-0.16%	-0.15%	-0.28%	-0.41%	-0.34%
Argentina	**18.35%**	**17.01%**	**17.13%**	**16.73%**	**14.02%**
Yield on Loans	35.14%	32.05%	29.96%	30.98%	32.37%
Cost of Deposits	-16.80%	-15.04%	-12.82%	-14.25%	-18.35%
Colombia	**5.42%**	**5.55%**	**5.31%**	**5.64%**	**5.81%**
Yield on Loans	12.99%	12.52%	12.25%	12.26%	12.23%
Cost of Deposits	-7.57%	-6.97%	-6.93%	-6.62%	-6.42%
Peru	**6.98%**	**6.96%**	**7.24%**	**7.22%**	**7.25%**
Yield on Loans	9.23%	9.09%	9.04%	9.02%	9.01%
Cost of Deposits	-2.25%	-2.14%	-1.80%	-1.80%	-1.76%

(1) FC: Foreign Currency.

p. 33

3Q25 EARNINGS ANNEX - CUSTOMER SPREAD BY COUNTRY

BBVA

Customer Spreads: YtD Evolution

AVERAGE	9M24	9M25
Spain	**3.42%**	**3.04%**
Yield on Loans	4.30%	3.65%
Cost of Deposits	-0.88%	-0.61%
Mexico MXN	**12.45%**	**11.98%**
Yield on Loans	15.52%	14.70%
Cost of Deposits	-3.07%	-2.72%
Mexico FC[1]	**6.34%**	**5.31%**
Yield on Loans	7.22%	6.19%
Cost of Deposits	-0.88%	-0.88%
Turkey TL	**-0.34%**	**1.14%**
Yield on Loans	36.29%	37.24%
Cost of Deposits	-36.64%	-36.10%
Turkey FC[1]	**9.08%**	**7.92%**
Yield on Loans	9.24%	8.27%
Cost of Deposits	-0.16%	-0.35%
Argentina	**24.99%**	**15.79%**
Yield on Loans	49.79%	31.24%
Cost of Deposits	-24.80%	-15.45%
Colombia	**5.31%**	**5.59%**
Yield on Loans	13.38%	12.24%
Cost of Deposits	-8.07%	-6.66%
Peru	**7.12%**	**7.23%**
Yield on Loans	9.36%	9.02%
Cost of Deposits	-2.24%	-1.79%

(1) FC: Foreign Currency.

p. 34

3 Stages Breakdown by Business Area

3Q25 EARNINGS ANNEX—STAGES BREAKDOWN BY BUSINESS AREA Stages Breakdown by Business Areas CREDIT RISK BREAKDOWN BY AREA (SEP-25, € M)  Gross AccumulatedGrossAccumulatedGrossAccumulated BBVA GROUPExposureimpairmentsSPAINExposureimpairmentsMEXICOExposureimpairments Stage 1470,0972,450Stage 1194,990476Stage 188,7901,321 Stage 232,0011,877Stage 214,688570Stage 26,253606 Stage 314,3357,643Stage 36,7653,367Stage 32,7221,426 TURKEYSOUTH AMERICA Stage 160,155205Stage 147,251385 Stage 25,415356Stage 24,108296 Stage 32,5121,402Stage 32,1831,348 COLOMBIAPERUARGENTINA Stage 115,80196Stage 119,728220Stage 17,11437 Stage 21,272114Stage 21,850131Stage 264932 Stage 3798496Stage 3906549Stage 3308202 p. 36

4 Sensitivity ALCO Portfolio, and LCRs NII & NSFRs

3Q25 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS ALCO Portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN)  Amort Cost Fair Value (HTC)(HTC&S) (duration SEP-25(€ BN)(€ BN)incl. hedges) South0.75.71.5 years America Turkey5.52.94.0 years Mexico5.510.23.1 years Euro144.59.12.9 years Spain30.83.3 Italy2.94.1 Rest10.81.7 EURO ALCO PORTFOLIO MATURITY PROFILE (€ BN) EURO ALCO YIELD (SEP-25, %) +3.0% (1) Figures exclude SAREB senior bonds (€3.8bn as of Sep-24, €3.6bn as of Jun-25 and Sep-25) p. 38

3Q25 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS NII Sensitivity to Interest Rates Movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +/-100 BPS INTEREST RATES MOVEMENT, %) EURO BALANCE SHEET +/-c.4% MEXICO +/-2.5% Note: NII sensitivities to parallel interest rates movements as of Ago-25, using our dynamic internal model. Mexico NII sensitivity for +/-100 bps breakdown: MXN sensitivity +/-1.6%; USD sensitivity +/-0.9%. p. 39

3Q25 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS Liquidity and Funding Ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (SEP-25)  LCR NSFR Loan To Total Group174% / 148% 1128%Deposit BBVA, S.A.169%119%89% Mexico164%130%105% Turkey2139%146%86% S. America>100%>100%95% All countries Both LCR and NSFR significantly above the 100% requirements, at a Group level and in all banking subsidiaries Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 148%. Bank-only. p. 40

5 CET1 Sensitivity to Market Impacts

3Q25 EARNINGS ANNEX—CET1 SENSITIVITY TO MARKET IMPACTS CET1 Sensitivity to Market Impacts1 TO A 10% CURRENCY DEPRECIATION2  (SEP-25) MXNTRYUSD 9 bps 3 bps +14 bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND (SEP-25) 10 bps TO A 10% DECLINE IN TELEFONICA’S SHARE PRICE (SEP-25) 2 bps TO +100 BPS MOVEMENT IN THE MEXICAN SOVEREIGN BOND (SEP-25) 6 bps CET1 sensitivity considering the FL capital ratio as of September 30th, 2025 This sensitivity does not include the cost of capital hedges, which are currently estimated at 2 bps per quarter for MXN and 2 bps per quarter for TRY. p. 42

6 RWAs by Business Area

3Q25 EARNINGS ANNEX—RWAS BY BUSINESS AREA Risk-Weighted Assets by Business Area  Fully-Loaded RWAs BREAKDOWN BY BUSINESS AREA (€M) Jun-25Sep-25 Spain120,209122,022 Mexico88,04391,560 Turkey66,64569,983 South America52,70753,465 Argentina11,35211,068 Chile2,0222,029 Colombia17,42818,054 Peru18,26618,676 Others3,6403,639 Rest of business38,68741,516 Corporate Center20,76116,729 BBVA Group387,051395,275 p. 44

7  Book Value oftheMain Subsidiaries

3Q25 EARNINGS ANNEX—BOOK VALUE OF THE MAIN SUBSIDIARIES Book Value of the Main Subsidiaries1,2 (€ BN; SEP-25)  (%) QoQ Mexico +10.2% Turkey+3.7% Colombia+6.9% Peru+6.3% Argentina-9.8% Uruguay+5.1% Chile+3.1% Venezuela-2.3% Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value. Turkey includes Garanti BBVA subsidiaries. p. 46

8 MREL

3Q25 EARNINGS ANNEX—MREL Sound MREL Position POSITION AS OF SEP-25 (% RWA1) MREL REQUIREMENT + CBR 31.31% 26.79% 3.66% CBR3 23.13% MREL Total Requirement Eligible instruments 2 M-MDA Buer 452bps (9.3€bn) SUBORDINATION REQUIREMENT + CBR 26.61% 17.16% 3 3.66% CBR 13.50% Subordination Total Requirement Eligible instruments 2 Subordination Buer 945bps (19.4€bn) Note: Preliminary Data. (1) Position as of September 2025 as % LRE: MREL 11.76% (vs 8.59% Requirement); Subordination 9.99% (vs 5.66% Requirement). (2) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.66%, without prejudice to any other buffer that may apply at any time. Last MREL Requirement was received on June 12th, 2025. M-MDA buffer stands at 317bps (€17.3bn) in LRE. (3) Includes the update of the CCyB and the systemic risk buffer calculated on the basis of exposures as of Jun’25. >80% of MREL eligible with subordination > or = to SNP p. 48

9  Digital Metrics

3Q25 EARNINGS ANNEX—DIGITAL METRICS Digital Metrics: Mobile Customers & Digital Sales MOBILE CUSTOMERS  (MILLION CUSTOMERS, %) CUSTOMER PENETRATION RATE1 68.2%71.4%76.9% DIGITAL SALES (% OF TOTAL SALES YTD) Units (# of transactions) PRV2 (1) Mobile over total active clients. p. 50 (2) Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 30, 2025	By: /s/ MªÁngeles Peláez Morón

Name: MªÁngeles Peláez Morón
Title: Head of Accounting & Regulatory Reporting